UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 25, 2018

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	25 June 2018

Release Number	08/18

Samarco Update – Governance Agreement

On 2 March 2016, Samarco Mineração S.A. (Samarco), Vale S.A. (Vale), BHP Billiton Brasil Ltda (BHP Brasil) (the Companies), and the Federal Government of Brazil, the Brazilian states of Espirito Santo and Minas Gerais and other public authorities entered into a Framework Agreement that provides for the settlement of the BRL20 billion Civil Claim. Under this Agreement the Companies agreed to establish a fund for clean-up costs and remediation and for compensation of impacts relating to the Fundão tailings dam failure.

The Companies, the other parties to the Framework Agreement, the Public Prosecutors Office and the Public Defense Office have agreed an arrangement which settles the BRL20 billion Civil Claim, enhances community participation in decisions related to the remediation and compensation programs under the Framework Agreement (Programs), and establishes a process to renegotiate those Programs over two years and to progress settlement of the BRL155 billion Civil Claim (Governance Agreement).

The Governance Agreement is conditional on the Federal Government of Brazil signing the agreement, and is subject to ratification by the 12th Federal Court of Minas Gerais.

Legal Claims

Under the Governance Agreement, the parties have agreed to file a petition with the 12th Federal Court to dismiss the BRL20 billion Civil Claim, and also agreed on a process to dismiss certain other public civil actions which cover the same claims as the BRL155 billion Civil Claim.

The Governance Agreement also provides for the suspension of the BRL155 billion Civil Claim for a period of two years following ratification of the Governance Agreement.

Renegotiation process

During the two year period, the parties will work together to design a single process for the renegotiation of the Programs and progress settlement of the BRL155 billion Civil Claim. The renegotiation process will take into account the principles and rules established under the Framework Agreement, and will be aimed at improvement of the Programs, with the involvement of the affected communities.

The renegotiation of the Programs will be based on certain agreed principles, such as full reparation consistent with Brazilian law, the requirement for a technical basis for any proposed changes, the findings of the socio-economic and socio-environmental experts appointed by both the Companies and the Prosecutors, and consideration of the feedback from the Local and Regional Commissions.

During the renegotiation period and up until revisions to the Programs are agreed, the Renova Foundation will continue to implement the Programs in accordance with the terms of the Framework Agreement and the Governance Agreement.

Governance Arrangements

A revised governance structure, based on the Framework Agreement, has been agreed to enhance community participation in the process.

The Inter-Federative Committee currently comprises 12 members, and the revised structure includes four additional members, with three being appointed by affected communities and one by the Public Defense Office. The Renova Board currently comprises seven members, with six being appointed by the Companies and one by the Inter-Federative Committee. Under the revised structure, two additional members of the Renova Board will be appointed by the affected communities.

A network of Local and Regional Commissions has also been established along the Rio Doce to secure community participation in the decision making relating to the Programs.

Further information on BHP can be found at: bhp.com

Notes:

Samarco Mineração S.A. is jointly owned by BHP Billiton Brasil Ltda and Vale S.A. Our 50 per cent interest is accounted for as an equity accounted investment.

Public Prosecutors Office includes the Federal, State of Minas Gerais and State of Espirito Santo public prosecutors offices.

Public Defense Office included the Federal, State of Minas Gerais and State of Espirito Santo public defense offices.

BRL155 billion Civil Claim

On 3 May 2016, the Federal Prosecutors commenced proceedings against Samarco, Vale and BHP Brasil for BRL155 billion (approximately US$41.5 billion) for social, environmental and economic compensation relating to the Samarco dam failure (BRL155 billion Civil Claim).

The claim includes the Federal Prosecutors seeking an injunction order that Samarco, Vale and BHP Brasil deposit BRL7.7 billion (approximately US$2 billion) into a special company account.

Media Relations	Investor Relations

Email: media.relations@bhpbilliton.com	Email: investor.relations@bhpbilliton.com

Australia and Asia	Australia and Asia

Ben Pratt	Andrew Gunn
Tel: +61 3 9609 3672 Mobile: +61 419 968 734	Tel: +61 3 9609 3575 Mobile: + 61 402 087 354

United Kingdom and South Africa	United Kingdom and South Africa

Neil Burrows	Elisa Morniroli
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

North America	Americas

Judy Dane	James Wear
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: June 25, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary